Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301
February 6, 2009
Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Mercantile Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 File No. 001-32434
Dear Mr. Pande:
     In response to your letter dated January 15, 2009, please note that we agree with the comment concerning Exhibits 32.1 and 32.2 in the Annual Report on Form 10-K filed with the Commission on March 17, 2008. As a note of explanation, through a miscommunication with our filing agent, the dates were inadvertently omitted from those exhibits in the version of the 10-K filed with the SEC. The Form 10-K and exhibits included with the glossy Annual Report to stockholders mailed on or about April 16, 2008 included certifications with dates. Therefore, the stockholders received and the Company’s files include signed certifications with the date March 17, 2008. On January 20, 2009, we filed Amendment No. 1 to the Form 10-K with the corrected exhibits, as requested and in accordance with SEC Rule 12b-15 governing amendments.
     Thereafter, your staff requested that the Company refile the entire Form 10-K even though no changes were made to the Form 10-K other than those exhibits. While we believe the first amendment is in conformity with the applicable rules, the Company is filing a second amendment with the entire Form 10-K, as requested.

     Further, on behalf of the Company, I acknowledge (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss our responses, please contact me at (217) 223-7300, ext 1220.

Sincerely,
/s/ Michael P. McGrath
Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief Financial Officer

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